Filed by CancerVax Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
     This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, by and among CancerVax Corporation (“CancerVax”), Carlsbad Acquisition Corporation, Micromet, Inc. and Micromet AG (“Micromet”). The merger agreement was filed by CancerVax with the SEC on Form 8-K on January 9, 2006, and is incorporated by reference into this filing.
     David F. Hale, President and Chief Executive Officer of CancerVax, gave the following presentation at the BIO CEO & Investor Conference 2006 on Tuesday, February 14, 2006 at the Waldorf Astoria Hotel in New York City.

CancerVax Corporation David F. Hale, President & CEO BIO CEO & Investor Conference 2006 February 14, 2006

Forward-Looking Statements Statements included in this presentation that are not a description of historical facts are forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the companies' respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, the risks associated with reliance on collaborative partners to support the development and commercialization of product candidates; and other risks detailed in CancerVax's SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, and Registration Statement on Form S-4, filed on February 13, 2006. The proposed transaction between CancerVax and Micromet is subject to customary closing conditions, including the approval of CancerVax's stockholders. The inclusion of forward-looking statements should not be regarded as a representation that any of our plans will be achieved. Actual results may differ materially from those set forth in this presentation due to the risks and uncertainties inherent in our business. You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CancerVax CancerVax Corporation (NASDAQ: CNVX) Mission: To build a fully integrated biotechnology company focused on the treatment and control of cancer - $60 M cash as of September 30, 2005 Experienced management team Anticipate IND filing in Q106 for D93, a humanized antibody designed to block angiogenesis and the formation of neovasculature Actively seeking sublicensing opportunities for 3 product candidates targeting the EGFR signaling pathway

CancerVax Corporation / Micromet AG Merger Announcement

Micromet AG Micromet AG, private, Munich, Germany Scientific roots at Institute for Immunology of Munich University Exciting pipeline of products in development Focus on antibody-based therapeutics Private equity raised from institutional investors to date €75M ($87M), first round raised in 1996 Strong investor base: 3i, Abingworth, Advent Ventures, BioMedical TrendsHealth, DG Lux Lacuna, HBM Bioventures, IBT, Omega, Permira, SVLSF, Wellcome Trust

Merger Rationale Creation of a transatlantic biopharmaceutical company with access to both U.S. and European markets Access to U.S. capital markets to accelerate development of product portfolio Highly differentiated drug development pipeline focused on antibody-based therapeutics in oncology, autoimmune, inflammatory diseases Significant experience in drug discovery and development Expanded management base with strong U.S. experience

Merger Details Definitive merger agreement announced on January 9, 2006 Pro forma ownership of combined company: approx. 67.5% Micromet shareholders and 32.5% CancerVax shareholders S-4 and related proxy statement/prospectus filed on February 13, 2006 Completion of merger contingent on CNVX stockholder approval and satisfaction of other, customary closing conditions CNVX stockolder vote anticipated to occur in Q206 New entity to be named Micromet Inc.; anticipated Nasdaq ticker symbol: MITI

Combined Company - Anticipated Highlights Three clinical-stage product candidates in four major cancer indications Eight pre-clinical product candidates in cancer and inflammatory diseases Proprietary antibody-based drug development platforms: BiTE? and SCA Collaborations with MedImmune and Serono Research & development center in E.U. Initial U.S. operations will cover finance, legal and business development Experienced team with a total of 95 FTEs

Combined Company's Product Candidates

Combined Company's Pipeline

Research | Preclinical | Phase I | Phase II | Collaboration

Program	Indication	Collaboration
Antibody MT201	Metastatic Breast Cancer (MBC)	Serono
Antibody MT201	Prostate Cancer	Serono
Antibody MT201	MBC Taxotere® Combo	Serono
BiTE™ MT103	B-Cell Lymphoma	MedImmune
SAI-EGF	NSCLC	
Antibody D93		
BiTE™ MT110		
Antibody MT203		
BiTE™ I		MedImmune
BiTE™ II		MedImmune
Antibody MT204		

CancerVax™

10

Clinical Candidate MT201 - Adecatumumab Human antibody binding to Ep-CAM, a pan-carcinoma target Directed towards major solid tumor indications (breast, prostate, colon, lung, gastric, ovarian & pancreatic cancers) Phase 1 clinical trials demonstrated tolerability in humans Phase 2 clinical trials underway in patients with metastatic breast cancer and prostate cancer, with data expected in 2006 Phase 1 combination clinical trial underway with Taxotere(r) (docetaxel) in patients with metastatic breast cancer Manufacturing agreement with Boehringer Ingelheim Collaboration for co-development and commercialization with Serono

Clinical Candidate MT103 First representative of a new class of drugs - BiTE? molecules MT103 is a BiTE? molecule targeting CD19 on B cell tumors and CD3 on T cells Phase 1 clinical trial underway in non-Hodgkins lymphoma Orphan drug designation in EU Collaboration with MedImmune for North America Novel mode of action and differentiated target antigen support positioning of MT103 in NHL

Pre-Clinical Candidates MT110: BiTE? molecule against pan-carcinoma target Novel treatment approach with binding specificities for Ep CAM and the CD3 complex or T cells Currently in pre-clinical development, anticipate Phase 1 clinical trial in 2007 D93: Humanized antibody designed to block angiogenesis and tumor neovasculature by unique mode of action MT203 and MT204: Human or humanized antibodies neutralizing key pro-inflammatory cytokines for treatment of a range of inflammatory diseases

Drug Development Platforms SCA & BiTE?

Single-chain Antibodies (SCA) Full targeting ability of an antibody but at a fraction of its size Versatile for protein engineering Micromet leverages the potential of SCAs for design of novel therapeutics: Example BiTE?, a novel class of SCA- based therapeutics Broad patent estate in this field through cross-licence agreement with Enzon, Inc. Micromet exclusively markets SCA patents to third parties, revenues are shared with Enzon, Inc. SCA

BiTETMs: Unique Bispecific Format ?-Tumor Antibody ?-CD3 Antibody BiTE(tm)

BiTE?: Unique Drug Development Platform Novel therapeutic modality Designed to direct the body's cytotoxic, or cell- destroying, T cells against tumor cells Extremely potent (100-10,000 fold higher efficacy relative to other bispecific antibodies or IgG1 monoclonal antibodies) Strictly target cell dependent Development platform, applicable to address various indications Potential for both monotherapy and combination therapy strategies in major markets

Business Model

Business Strategy Focus on highly differentiated products Leverage pipeline-generating capabilities to drive innovative collaborations Balance investments with revenues from collaborations Retain option to share commercialization rights

Serono Alliance on MT201 Serono receives worldwide exclusive rights to MT201 Micromet completes the ongoing Phase 2 program Micromet receives: $10 million upfront up to $138 million milestone payments if MT201 is successfully developed and approved for commercializedation in three or more indications Micromet receives royalties on future sales Serono bears all development costs for ongoing program, but Micromet retains option to participate in further development and in the commercialization of the product in the US and Europe

MedImmune Alliance on MT103 MedImmune to develop and commercialize in North America Micromet to develop and commercialize outside North America Clinical data will be shared MedImmune responsible for development of commercial scale manufacturing process (responsible for full cost) MedImmune to supply MT103 for the world market Investment of MedImmune Ventures in Micromet

MedImmune Alliance on New BiTE(tm)s Up to 6 new BiTE(tm) molecules Micromet obtains milestone payments, royalties and certain product rights for Europe MedImmune to fund all activities until start of phase 2 Micromet to create all BiTE(tm) molecules and to participate in preclinical development First program achieved proof-of-concept milestone in Nov 05 Second program initiated in Nov 2005

Key Anticipated Events in 2006 Completion of merger in Q2 Phase 2 clinical trial results for MT201 - metastatic breast cancer & prostate cancer Phase 1 clinical trial results for MT103 - NHL IND filing for D93 Sublicensing of product candidates targeting the EGFr signaling pathway Continue to pursue partnering opportunities

Combined Company's Expected Executive Management Christian Itin, CEO & President William R. LaRue, SVP and CFO Patrick Baeuerle, SVP and CSO Gregor Mirow, SVP Operations Hazel M. Aker, SVP and General Counsel Carsten Reinhard, SVP and CMO Jens Hennecke, SVP Business Development

Combined Company's Anticipated Board of Directors David F. Hale, Chairman, President & CEO, CancerVax Christian Itin, CEO, President & CEO, Micromet Phillip M. Schneider, former CFO of Idec Pharmaceuticals, Inc. Barclay Phillips, Managing Director of Vector Fund Management Dr. Michael G. Carter, former Commercial Director of Zeneca Jerry Benjamin, Managing Partner, Advent Venture Partners Otello Stampacchia, Chief Investment Officer, Omega Fund John Berriman, former Business Director of Celltech (now UCB Pharma) One additional board member will be designated by Micromet shareholders

Additional Information about the Merger and Where to Find It In connection with the proposed transaction described herein, CancerVax will file a registration statement that contains a proxy statement/prospectus with the SEC. Investors and security holders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about CancerVax, Micromet and the proposed transaction. CancerVax's stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: 760.494.4200. Participants in the Solicitation CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC's web site (www.sec.gov) and from Investor Relations at CancerVax at the address described above.

Forward-Looking Statements
     This document contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the Companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of CancerVax’s and Micromet’s stockholders. These factors and others are more fully discussed in CancerVax’s registration statement on Form S-4 filed with the SEC on February 13, 2006, periodic reports and other filings with the SEC.
     Any forward-looking statements are made pursuant to Section 21E of the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It
     In connection with the proposed transaction described herein, on February 13, 2006 CancerVax filed with the SEC a registration statement on Form S-4 that contains a proxy statement/prospectus. Investors and securityholders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about CancerVax, Micromet and the proposed transaction. CanxerVax’s stockholders can to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-420.
Participants in the Solicitation
     CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at CancerVax at the address described above.